UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.

                          SCHEDULE 13D


            Under the Securities Exchange Act of 1934

                      Crown Laboratories, Inc.
_____________________________________________________________________
                        (Name of Issuer)

              Common Stock (par value $0.001 per share)
_____________________________________________________________________
                   (Title Class of Securities)

                            228-39230
_____________________________________________________________________
                         (CUSIP Number)

      Christopher C. Demetree, 3740 Beach Blvd., Suite 300,
                     Jacksonville, FL  32207
_____________________________________________________________________
          (Name, Address and Telephone Number of Person
           Authorized To Receive Notices and Communications)

                           July 31, 1996
_____________________________________________________________________
       (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 228-39230
Schedule 13D

1
NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS:

     Christopher C. Demetree
     ###-##-####
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)  [  ]           (b)  [X]

3
SEC USE ONLY:

4
SOURCE OF FUNDS:   PF

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [  ]

6
CITIZENSHIP OR PLACE OF ORGANIZATION:

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER:            993,381
8   SHARED VOTING POWER             8,874
9   SOLE DISPOSITIVE POWER        993,381
10  SHARED DISPOSITIVE POWER        8,874

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     1,034,639

12
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [  ]

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

     5.4%

14
TYPE OF REPORTING PERSON:

     IN

CUSIP No. 228-39230
Schedule 13D

1
NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS:

     Shelly S. Demetree
     ###-##-####
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)  [  ]           (b)  [X]

3
SEC USE ONLY:

4
SOURCE OF FUNDS:   PF

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [  ]

6
CITIZENSHIP OR PLACE OF ORGANIZATION:

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER:             32,384
8   SHARED VOTING POWER             4,000
9   SOLE DISPOSITIVE POWER         32,384
10  SHARED DISPOSITIVE POWER        4,000

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     36,384

12
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [  ]

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

     0.2%

14
TYPE OF REPORTING PERSON:

     IN

CUSIP No. 228-39230
Schedule 13D

1
NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS:

     Mark C. Demetree
     ###-##-####
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)  [  ]           (b)  [X]

3
SEC USE ONLY:

4
SOURCE OF FUNDS:   PF

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [  ]

6
CITIZENSHIP OR PLACE OF ORGANIZATION:

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER:            333,197
8   SHARED VOTING POWER             4,874
9   SOLE DISPOSITIVE POWER        331,197
10  SHARED DISPOSITIVE POWER        4,874

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     338,071

12
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [  ]

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

     1.8%

14
TYPE OF REPORTING PERSON:

     IN

CUSIP No. 228-39230
Schedule 13D

1
NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS:

     Jack C. Demetree, Jr.
     ###-##-####
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)  [  ]           (b)  [X]

3
SEC USE ONLY:

4
SOURCE OF FUNDS:   PF

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [  ]

6
CITIZENSHIP OR PLACE OF ORGANIZATION:

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER:            298,197
8   SHARED VOTING POWER             4,874
9   SOLE DISPOSITIVE POWER        298,197
10  SHARED DISPOSITIVE POWER        4,874

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     343,071

12
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [  ]

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

     1.8%

14
TYPE OF REPORTING PERSON:

     IN

CUSIP No. 228-39230
Schedule 13D

1
NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS:

     Tammy B. Demetree
     ###-##-####
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)  [  ]           (b)  [X]

3
SEC USE ONLY:

4
SOURCE OF FUNDS:   PF

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [  ]

6
CITIZENSHIP OR PLACE OF ORGANIZATION:

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER:             40,000
8   SHARED VOTING POWER               -0-
9   SOLE DISPOSITIVE POWER         40,000
10  SHARED DISPOSITIVE POWER          -0-

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     40,000

12
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [  ]

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

     0.2%

14
TYPE OF REPORTING PERSON:

     IN

CUSIP No. 228-39230
Schedule 13D

1
NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS:

     Elisa A. Demetree
     ###-##-####
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)  [  ]           (b)  [X]

3
SEC USE ONLY:

4
SOURCE OF FUNDS:   PF

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [  ]

6
CITIZENSHIP OR PLACE OF ORGANIZATION:

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER:             67,941
8   SHARED VOTING POWER               -0-
9   SOLE DISPOSITIVE POWER         67,941
10  SHARED DISPOSITIVE POWER          -0-

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     67,941

12
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [  ]

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

     0.4%

14
TYPE OF REPORTING PERSON:

     IN

CUSIP No. 228-39230
Schedule 13D

1
NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS:

     Leslie A. Demetree-Doherty
     ###-##-####
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)  [  ]           (b)  [X]

3
SEC USE ONLY:

4
SOURCE OF FUNDS:   PF

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [  ]

6
CITIZENSHIP OR PLACE OF ORGANIZATION:

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER:             67,941
8   SHARED VOTING POWER               -0-
9   SOLE DISPOSITIVE POWER         67,941
10  SHARED DISPOSITIVE POWER          -0-

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     67,941

12
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [  ]

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

     0.4%

14
TYPE OF REPORTING PERSON:

     IN

CUSIP No. 228-39230
Schedule 13D

1
NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS:

     Demetree Brothers, Inc.
     5923-087-51
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)  [  ]           (b)  [X]

3
SEC USE ONLY:

4
SOURCE OF FUNDS:   WC

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [  ]

6
CITIZENSHIP OR PLACE OF ORGANIZATION:

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER:                4,874
8   SHARED VOTING POWER                 -0-
9   SOLE DISPOSITIVE POWER            4,874
10  SHARED DISPOSITIVE POWER            -0-

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     4,874

12
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [  ]

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

     less than 0.1%

14
TYPE OF REPORTING PERSON:

     CO

                   Attachment to Schedule 13D
 Filed on behalf of Christopher C. Demetree, Shelly S. Demetree,
   Mark C. Demetree, Jack C. Demetree, Jr., Tammy B. Demetree,
   Eilsa A. Demetree, Leslia A. Demetree-Doherty, and Demetree
                         Brothers, Inc.

Item 1 - Security and Issuer

     This statement relates to the Common Stock, par value $0.001 per share (the "Common Stock"), of Crown Laboratories, Inc.
     (the "Issuer"), which has its principal executive offices at 6780 Caballo Street, Las Vegas, Nevada 89119.

Item 2 - Identity and Background

  Items 2(a) - 2(c).

     This Schedule 13D is filed on behalf of each of the following persons described below (the "Reporting Persons"). The Reporting Persons are making a single joint filing pursuant to Rule 13d-1(f) as a precautionary matter in the event that they are deemed to comprise one or more "groups" within the meaning of section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Reporting Persons could be deemed to be a group for purposes of this Schedule 13D because of their family relationships and/or the grant of certain proxies in favor of Christopher
     C. Demetree by certain of the other reporting Persons relating to the voting of 256,000 shares of the Common Stock of the Issuer (see also Item 6 and Exhibit 7.1 below). As discussed herein, Christopher C. Demetree, Jack C. Demetree, Jr. and Mark C. Demetree are brothers and majority stockholders of Demetree Brothers, Inc. The Reporting Persons expressly disclaim that they have acted as a group for purposes of acquiring, holding, voting or disposing of shares of the Common Stock of the Issuer, and each Reporting Person disclaims beneficial ownership of any shares of Common Stock of the Issuer owned by each of the other Reporting Persons, by Jack C. Demetree, Sr. or M. Harris Dunn, or by any other person.

     The name, residence or business address, and present principal occupation or employment of each person who is an individual and the name, principal business, and address of any corporation or other organization in which such employment is conducted are as follows:

 (1) Christopher C. Demetree, whose present principal occupation is Secretary, National Account Executive, and member of the Board of Directors of the Issuer. Christopher C. Demetree's business address is: c/o Demetree Brothers, Inc., 3740 Beach Blvd., Suite 300, Jacksonville, FL 32207. Christopher C. Demetree is also a Vice President, Assistant Secretary, 30% shareholder and a member of the Board of Directors of Demetree Brothers, Inc.

 (2) Shelly S. Demetree, whose present principal occupation is housewife. Shelly S. Demetree's residence address is c/o
     Demetree Brothers, Inc., 3740 Beach Blvd., Suite 300,
     Jacksonville, FL  32207.

 (3) Mark C. Demetree, whose present principal occupation is President of North American Salt Co., Inc., a salt mining and production firm. The principal business address of North American Salt Co., Inc. is 8300 College Boulevard, Overland Park, Kansas, 66210. Mark C. Demetree is also Secretary, Vice preident, a 30% shareholder and a director of Demetree Brothers, Inc.

 (4) Jack C. Demetree, Jr., whose present principal occupation is President of Demetree Brothers, Inc. Jack C. Demetree's business address is: c/o Demetree Brothers, Inc., 3740 Beach Blvd., Suite 300, Jacksonville, FL 32207. Jack C. Demetree is also a 30% shareholder and a director of Demetree Brothers, Inc.

 (5) Tammy B. Demetree, whose present principal occupation is housewife. Tammy B. Demetree's residence address is: c/o
     Demetree Brothers, Inc., 3740 Beach Blvd., Suite 300,
     Jacksonville, FL  32207.

 (6) Elisa A. Demetree, whose present principal occupation is Vice President, Demetree Brothers, Inc. Elisa A. Demetree's business address is: c/o Demetree Brothers, Inc., 3740 Beach
     Blvd., Suite 300, Jacksonville, FL  32207.

 (7) Leslie A. Demetree-Doherty, whose present principal occupation is housewife. Leslie A. Demetree-Doherty's residence address is: c/o Demetree Brothers, Inc., 3740 Beach Blvd., Suite 300, Jacksonville, FL 32207.

 (8) Demetree Brothers, Inc. a Florida corporation, a real estate management firm which has its principal place of business located at 3740 Beach Blvd., Suite 300, Jacksonville, FL 32207. The directors of Demetree Brothers, Inc. are: (i) Christopher C. Demetree, (ii) Jack C. Demetree, Jr., (iii) Mark C. Demetree, and (iv) Jack C. Demetree, Sr. (Chairman of the Board). The executive officers of Demetree Brothers, Inc. are (i) Jack C. Demetree, Sr., Chief Executive Officer, (ii) Jack C. Demetree, Jr., President, (iii) Mark C. Demetree, Vice President and Secretary, (iv) Christopher C. Demetree, Vice President and Assistant Secretary, (v) M. Harris Dunn, Vice President and Assistant Secretary, and (vi) Elisa A. Demetree, Vice President.

     Christopher C. Demetree, Jack C. Demetree, Jr. and Mark C. Demetree are brothers and 30% stockholders of Demetree Brothers, Inc. Jack C. Demetree, Sr. is a 10% stockholder of Directors of Demetree Brothers, Inc. Because of their 90% interest in Demetree Brothers, Inc., Christopher C. Demetree, Jack C. Demetree, Jr. and Mark C. Demetree control Demetree Brothers, Inc.

 (9) Provided in this paragraph (9) is the information required to be disclosed under General Instruction C and Item 2(a) -
     (c) of this Schedule 13D with respect to Jack C. Demetree, Sr. and M. Harris Dunn. Jack C. Demetree, Sr., the Chairman of the Board and Chief Executive Officer of Demetree Brothers, Inc. is the beneficial owner of 210,000 shares of Common Stock of the Issuer (including a conversion right under a warrant to acquire 90,000 shares). Jack C. Demetree, Sr.'s business address is c/o Demetree Brothers, Inc., 3740 Beach Blvd., Suite 300, Jacksonville, FL 32207. M. Harris Dunn is the beneficial owner of 4,000 shares of Common Stock of the Issuer. M. Harris Dunn's business address is c/o Demetree Brothers, Inc., 3740 Beach Blvd., Suite 300, Jacksonville, FL 32207.

  Item 2(d) and 2(e)

     With respect to each of the Reporting Persons identified in paragraphs (1) - (8) above, no such person has, during the last five years, (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding and as a result of which was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a judgment, decree, or final order finding any violations with respect to such laws.

     Neither Jack C. Demetree, Sr. nor M. Harris Dunn has, during the last five years, (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding and as a result of which was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a judgment, decree, or final order finding any violations with respect to such laws.

  Item 2(f)

     With respect to each of the Reporting Persons identified in paragraphs (1) - (8) above who is a natural person, each such natural person is a citizen of the United States. Both Jack C. Demetree, Sr. and M. Harris Dunn are also citizens of the United States.

Item 3.   Source and Amount of Funds or Other Consideration

     Except with regard to the 4,874 shares of Common Stock held by Demetree Brothers, Inc., all of the shares of Common Stock of the Issuer beneficially owned by each of the Reporting Persons were acquired with personal funds. The 4,874 shares of Common Stock held by Demetree Brothers, Inc. were acquired with working capital funds of Demetree Brothers, Inc.

     The 1,753,915 shares of Common Stock which are the subject of this Schedule 13D have been purchased in open market transactions or may be acquired pursuant to the terms of option or warrant agreements between the Reporting Persons and the Issuer at an aggregate cost of approximately $2,000,000. No leverage or borrowed funds have been used to purchase any of the shares of Common Stock which are the subject of this Schedule 13D.

     The 210,000 shares of Common Stock beneficially owned by Jack C. Demetree, Sr. were acquired with personal funds in open market transactions or may be acquired pursuant to the terms of a warrant agreement at an aggregate cost of approximately $279,000. No leverage or borrowed funds have been used to purchase any of the shares of Common Stock owned by Jack C. Demetree, Sr.

     The 4,000 shares of Common Stock beneficially owned by M. Harris Dunn were acquired with personal funds in open market transactions at an aggregate cost of approximately $6,000. No leverage or borrowed funds have been used to purchase any of the shares of Common Stock owned by M. Harris Dunn.

Item 4.   Purpose of Transaction.

     The shares of Common Stock beneficially owned, directly and indirectly, by the Reporting Persons have been acquired for, and are being held for, investment purposes. From time to time in the past, Christopher C. Demetree has had discussions with the other Reporting Persons concerning the possibility of investing in Common Stock or other securities of the Issuer, but Christopher C. Demetree and the Reporting Persons have no specific plans to discuss in the future whether to acquire, hold, vote or dispose of shares of the Common Stock of the Issuer.
None of the Reporting Persons have any plan or proposal which relates to, or would result in, any of the actions enumerated in
Item 4 of the instructions to Schedule 13D.

     The shares of Common Stock beneficially owned, directly and indirectly, by Jack C. Demtree, Sr. and M. Harris Dunn have been acquired for, and are being held for, investment purposes. To the knowledge of the Reporting Persons, niether Jack C. Demtree, Sr. nor M. Harris Dunn have any plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Item 5.   Interest in Securities of the Issuer

  (a) Number of shares of Common Stock of the Issuer beneficially owned (percentages are calcuated based upon 18,795,488 shares issued and outstanding as reported in the Issuer's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1996):FN1

     (1)  by Christopher C. Demetree - 1,034,639 (includes an option to purchase 258,910 shares and a conversion right under a warrant to acquire 90,000 shares); Percentage of Common Stock beneficially owned: 5.4%.
___________________________
FN1 On the basis of the 19,813,912 shares issued and outstanding as of the date of this filing, the percentages in paragraphs
     (1) - (8) of Item 5(a) are as follows: (1) Christopher C.
     Demetree, 5.1%; (2) Shelly S. Demetree, 0.2 %; (3) Mark C.
     Demetree, 1.7%; (4) Jack C. Demetree, Jr., 1.7%; (5) Tammy
     B. Demetree, 0.2%; (6) Elisa A. Demetree, 0.3%; (7) Leslie
     A. Demetree-Doherty, 0.3%; and (8) Demetree Brothers, Inc., less than 0.1%.

     (2)  by Shelly S. Demetree - 36,384; 0.2%.
     (3) by Mark C. Demetree - 338,197 (includes a conversion right under a warrant to acquire 90,000 shares); 1.8%.
     (4) by Jack C. Demetree, Jr. - 343,071 (includes a conversion right under a warrant to acquire 90,000 shares); 1.8%.
     (5) by Tammy B. Demetree - 40,000 (includes 30,000 shares held for Tammy B. and Jack C. Demetree, Jr's minor children under the Uniform Gifts to Minors Act); 0.2%.
     (6)  by Elisa A. Demetree - 67,941; 0.4%.
     (7)  by Leslie A. Demetree-Doherty - 67,941; 0.4%.
     (8)  by Demetree Brothers, Inc. - 4,874; less than 0.1%.

     (9) Jack C. Demetree, Sr. is the beneficial owner of 210,000 shares (approximately 1.1%) of the Common Stock of the Issuer (includes a conversion right under a warrant to acquire 90,000 shares). M. Harris Dunn is the beneficial owner of 4,000 shares (less than 0.1%) of the Common Stock of the Issuer.

  (b) Number of shares as to which each such person has sole/shared voting or dispositive power:

  (1) Number of shares of which Christopher C. Demetree has sole power to vote or to direct the vote: 993,381 (includes an option to purchase 258,910 shares and a conversion right under a warrant to acquire 90,000 shares). Number of shares of which Christopher C. Demetree has sole power to dispose or to direct the disposition of: 993,381 (includes an option to purchase 258,910 shares and a conversion right under a warrant to acquire 90,000 shares). Number of shares of which Christopher C. Demetree has shared power to vote or to direct the vote: 8,874. Number of shares of which Christopher C. Demetree has shared power to dispose or to direct the disposition of: 8,874.

  (2) Number of shares of which Shelly S. Demetree has sole power to vote or to direct the vote: 32,384. Number of shares of which Shelly S. Demetree has sole power to dispose or to direct the disposition of: 32,384. Number of shares of which Shelly S. Demetree has shared power to vote or to direct the vote: 4,000. Number of shares of which Shelly S. Demetree has shared power to dispose or to direct the disposition of: 4,000.

  (3) Number of shares of which Mark C. Demetree has sole power to vote or to direct the vote: 333,197 (includes a conversion right under a warrant to acquire 90,000 shares). Number of shares of which Mark C. Demetree has sole power to dispose or to direct the disposition of: 333,197 (includes a conversion right under a warrant to acquire 90,000 shares). Number of shares of which Mark C. Demetree has shared power to vote or to direct the vote: 4,874. Number of shares of which Mark C. Demetree has shared power to dispose or to direct the disposition of: 4,874.

  (4) Number of shares of which Jack C. Demetree, Jr. has sole power to vote or to direct the vote: 298,197 (includes a conversion right under a warrant to acquire 90,000 shares). Number of shares of which Jack C. Demetree, Jr. has sole power to dispose or to direct the disposition of: 298,197 (includes a conversion right under a warrant to acquire 90,000 shares). Number of shares of which Jack C. Demetree, Jr. has shared power to vote or to direct the vote: 4,874. Number of shares of which Jack
      C. Demetree, Jr. has shared power to dispose or to direct the disposition of: 4,874.

  (5) Number of shares of which Tammy B. Demetree has sole power to vote or to direct the vote: 40,000 (includes 30,000 shares held for Tammy B. and Jack. C. Demetree, Jr's minor children under the Uniform Gifts to Minors Act). Number of shares of which Tammy B. Demetree has sole power to dispose or to direct the disposition of: 40,000 (includes 30,000 shares held for Tammy B. and Jack. C. Demetree, Jr's minor children under the Uniform Gifts to Minors Act). Number of shares of which Tammy B. Demetree has shared power to vote or to direct the vote: -0-. Number of shares of which Tammy B. Demetree has shared power to dispose or to direct the disposition of: -0-.

  (6) Number of shares of which Elisa A. Demetree has sole power to vote or to direct the vote: 67,941. Number of shares of which Elisa Demetree has sole power to dispose or to direct the disposition of: 67,941. Number of shares of which Elisa
      A. Demetree has shared power to vote or to direct the vote: -0-Number of shares of which Elisa A. Demetree has shared power to dispose or to direct the disposition of: -0-.

  (7) Number of shares of which Leslie A. Demetree-Doherty has sole power to vote or to direct the vote: 67,941. Number of shares of which Leslie A. Demetree-Doherty has sole power to dispose or to direct the disposition of: 67,941. Number of shares of which Leslie A. Demetree-Doherty has shared power to vote or to direct the vote: -0-. Number of shares of which Leslie A. Demetree-Doherty has shared power to dispose or to direct the disposition of: -0-.

  (8) Number of shares of which Demetree Brothers, Inc. has sole power to vote or to direct the vote: 4,874. Number of shares of which Demetree Brothers, Inc. has sole power to dispose or to direct the disposition of: 4,874. Number of shares of which Demetree Brothers, Inc. has shared power to vote or to direct the vote: -0-. Number of shares of which Demetree Brothers, Inc. has shared power to dispose or to direct the disposition of: -0-.

  (9) Jack C. Demetree, Sr. has the sole power to vote or to direct the vote and the sole power to dispose of or to direct the disposition of the 210,000 shares of Common Stock of the Issuer beneficially owned by him. M. Harris Dunn. has the sole power to vote or to direct the vote and the sole power to dispose of or to direct the disposition of the 4,000 shares of Common Stock of the Issued beneficially owned by him.

 (c) During the past 60 days, Christopher C. Demetree, a Reporting Person, purchased 8,000 shares at approximately $1.00/share. During the past 60 days, Jack C. Demetree, Jr., a Reporting Person, purchased 5,000 shares at approximately $1.00/share. No other Reporting Persons have made any other purchases or sales of the Common Stock of the Issuer during the last 60 days. To the knowledge of the Reporting Persons, neither Jack

     C. Demetree, Sr. nor M. Harris Dunn have made any purchases or sales of the Common Stock of the Issuer during the last 60 days.

 (d) To the knowledge of the Reporting Persons, no person other than each of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Issuer which are the subject of this Schedule 13D. To the knowledge of the Reporting Persons, no person other than Jack C. Demetree, Sr. and M. Harris Dunn has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Issuer beneficially owned by Jack C. Demetree, Sr. and M. Harris Dunn, respectively.

 (e) Not applicable.

Item 6. Contracts, Arrangements Understandings or Relationship with Respect to Securities of the Issuer.

     Christopher C. Demetree, a Reporting Person, is the Secretary, National Account Executive and a director of the Issuer. Shelly S. Demetree is the spouse of Christopher C. Demetree. Mark C. Demetree and Jack C. Demetree, Jr. are brothers of Christopher C. Demetree. Tammy B. Demetree is the spouse of Jack C. Demetree, Jr. Elisa A. Demetree and Leslie A. Demetree-Doherty are sisters of Christopher C. Demetree. In addition, Christopher C. Demetree, Jack C. Demetree, Jr. and Mark
C. Demetree are each 30% stockholders of Demetree Brothers, Inc.

     With respect to 256,000 shares of Common Stock, Christopher
C. Demetree has entered into a stock transfer agreement, dated June 10, 1993 (attached as Exhibit 7.1 hereto, the "Stock Transfer Agreement"), under which Christopher C. Demetree has transferred certain ownership interests in the 256,000 shares of Common Stock to Jack C. Demetree, Jr., Mark C. Demetree, Elisa A. Demetree and Leslie A. Demetree-Doherty; but retains the sole power to vote the 256,000 shares of Common Stock under proxies granted in his favor until December 31, 1999 pursuant to the terms of said proxies and the Stock Transfer Agreements (see
Exhibit 7.1 attached hereto). With respect to an option to acquire 258,910 shares of Common Stock (the "Option"), Christopher C. Demetree has entered into an agreement, dated December 1, 1993 under which Christopher C. Demetree assigned certain ownership interests in the Option to Jack C. Demetree, Jr., Mark C. Demetree, Elisa A. Demetree and Leslie A. Demetree-Doherty (the "Option Agreement" attached as Exhibit 7.2 hereto).

     Other than the Stock Transfer Agreement and the Option Agreement, none of the Reporting Persons have any express contract, arrangement, understanding or relationship with any other Reporting Person or with any other person with respect to acquiring, holding, voting or disposing of shares of the Common Stock of the Issuer. To the knowledge of the Reporting Persons, neither Jack C. Demetree, Sr. nor M. Harris Dunn has any express contract, arrangement, understanding or relationship with any other Reporting Person or with any other person with respect to acquiring, holding, voting or disposing of shares of the Common Stock of the Issuer.

Item 7.   Materials to be filed as Exhibits.

     Exhibit 7.1    Stock Transfer Agreement between Christopher
                    C. Demetree, Jack C. Demetree, Jr., Mark C.
                    Demetree, Elisa A. Demetree and Leslie A. Demetree-Doherty, dated June 10, 1993 (including proxies, dated March 29, 1995, executed by each of Mark C. Demetree, Jack C. Demetree, Jr., Elisa A. Demetree and Leslie A. Demetree-Doherty).

     Exhibit 7.2    Option Agreement between Christopher C.
                    Demetree, Jack C. Demetree, Jr., Mark C. Demetree, Elisa A. Demetree and Leslie A. Demetree-Doherty, dated December 1, 1993.

     Exhibit 7.3    Power of Attorney of Shelly S. Demetree
                    granting Christopher C. Demetree the power to execute this Schedule 13D on his/her behalf.

     Exhibit 7.4    Power of Attorney of Mark C. Demetree
                    granting Christopher C. Demetree the power to execute this Schedule 13D on his/her behalf.

     Exhibit 7.5    Power of Attorney of Jack C. Demetree, Jr.
                    granting Christopher C. Demetree the power to execute this Schedule 13D on his/her behalf.

     Exhibit 7.6    Power of Attorney of Tammy B. Demetree
                    granting Christopher C. Demetree the power to execute this Schedule 13D on his/her behalf.

     Exhibit 7.7    Power of Attorney of Elisa A. Demetree
                    granting Christopher C. Demetree the power to execute this Schedule 13D on his/her behalf.

     Exhibit 7.8    Power of Attorney of Leslie A. Demetree-
                    Doherty granting Christopher C. Demetree the power to execute this Schedule 13D on his/her behalf.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  June 10, 1997                 By: /s/ Christopher C. Demetree
                                        ____________________________
                                        Christopher C. Demetree

                                     By: /s/ Christopher C. Demetree*
                                        _____________________________
                                        Shelly S. Demetree

                                     By: /s/ Christopher C. Demetree*
                                        _____________________________
                                        Mark C. Demetree

                                     By: /s/ Christopher C. Demetree*
                                        _____________________________
                                        Jack C. Demetree, Jr.

                                     By: /s/ Christopher C. Demetree*
                                        _____________________________
                                        Tammy B. Demetree

                                     By: /s/ Christopher C. Demetree*
                                        _____________________________
                                        Elisa A. Demetree

                                     By: /s/ Christopher C. Demetree*
                                        _____________________________
                                          Leslie A. Demetree-Doherty

                                     By: /s/ Christopher C. Demetree
                                        _____________________________
                                        Demetree Brothers, Inc.
                                        By  its:  Vice President
                                        and Assistant  Secretary


      * Christopher C. Demetree, attorney-in-fact